United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Name of Issuer:   Sun City Industries, Inc.
Title of Class of Securities:   Common Stock, par value of $.10 per share
CUSIP Number:  866665102

Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications:
Douglas T. Granat, 155 Pfingsten Road, Suite 360, Deerfield, Illinois 60015 847-405-9700

Date of Event which Requires Filing of this Statement:
November 12, 1997




CUSIP No. 866665102
Page 2 of 4 Pages

1. Name of Reporting Person         Trigran Investments, L.P.
                                                      IRS No. 36-3778244

2. Check the appropriate box if a member of a group     (a) [ ]
                                                        (b) [ ]

3. SEC Use Only

4. Source of Funds

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
          N/A

6. Citizenship or Place of Organization     Illinois

7. Sole Voting Power             See Item 5(b)

8. Shared Voting Power           See Item 5(b)

9. Sole Dispositive Power        See Item 5(b)

10. Shared Dispositive Power     See Item 5(b)

11. Aggregate Amount Beneficially Owned by Each Reporting Person   108,038

12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares  [ ]

13. Percent of Class Represented by Amount in Row (11)    7.2%

14. Type of Reporting Person     PN




CUSIP No. 866665102
Page 3 of 4 Pages



Item 1.    Security and Issuer

               Common Stock, par value $.10 per share

               Sun City Industries, Inc. (the "Issuer")
               5545 N.W. 35 Avenue
               Ft. Lauderdale, FL  33309

Except as expressly stated below, there have been no material changes in the facts and statements set forth in Schedule 13D, filed March 11, 1994, as amended by Amendment No. 1, filed March 28, 1994, with respect to the Common Stock, par value $.10 per share, of Sun City Industries, Inc.. (Where no material change has occurred with respect to items 2-8, inclusive, or a part thereof, of the Schedule 13D, such particular item or respective part thereof is omitted from this Amendment No. 2).

Item 5. Interest in Securities of the Issuer

          (a) The aggregate number and percentage of the common stock of the Issuer beneficially owned by the Reporting Person as of the date of this filing is (i) 46,500 shares of common stock and (ii) $200,000 of Senior Convertible Subordinated Debentures presently convertible into 61,538 shares of common stock, for an aggregate of 108,038 shares of common stock. The percentage of common stock of the Issuer beneficially owned by the Reporting Person as of the date of this filing is 7.2%.

          (b) The Reporting Person and Trigran Investments, Inc., in its capacity as general partner of the Reporting Person, each have sole power to vote and sole power to dispose of the securities listed in (a) above.

               Each of the principals of Trigran Investments, Inc. have shared power to vote and shared power to dispose of the securities listed in (a) above.

          (c) The following transactions were effected in the securities of the Issuer during the sixty (60) days preceding the date hereof:

Date Sold               Number of Shares        Price

11/12/97                   2,800                 1.27
11/13/97                   5,800                 1.15

These sales were open market transactions executed on the NASDAQ
National Market System.

          (d)  Not applicable

          (e)  Not applicable


               The Reporting Person should have filed an amended Schedule 13D subsequent to the last filing date, when 3,500 common shares were sold. However, no amendment was filed due to the Reporting
Person erroneously computing its percentage of common stock beneficially owned. Because of a computer error, the 61,538 shares of common stock which can be converted from the Senior Convertible Subordinated Debentures were, in error, not included in the total common shares outstanding. This overstated the percentage of common stock of the Issuer beneficially owned. The beneficial ownership percentage as originally computed, in error, was 8.1%. Had the convertible common shares been correctly included in the total common shares outstanding, the percentage of common stock of the Issuer beneficially owned would have been 7.7%. The error has been corrected and all filings in the future will be correct.

                             ********************

CUSIP No. 866665102
Page 4 of 4 Pages

          After reasonable inquiry and to the best of my knowledge and belief,I certify that the information set forth in this statement is true, complete, and correct.

Dated:                   November 18, 1997
TRIGRAN INVESTMENTS, L.P., an Illinois limited partnership

By:  Trigran Investments, Inc., general partner

       By:  /s/ Douglas Granat, President